INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 15, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of 361 Small Cap Diversified Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 15, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Small Cap Diversified Equity Fund (the “Fund”), a series of the Registrant, and the correspondence filed by the Registrant on December 14, 2016, responding to comments provided by Ms. Dubey with respect to the Fund’s registration statement (the “Initial Response”). As previously noted, the Fund name has changed to “361 U.S. Small Cap Equity Fund.” Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 818 to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately. Capitalized terms not defined herein have the meaning ascribed to them in the Fund’s prospectus.

PROSPECTUS

MANAGEMENT OF THE FUNDS

Prior Performance of Similar Accounts Managed by the Advisor

1.
The first sentence states “[t]he following tables set forth performance data relating to the historical performance of all private accounts (the “Accounts”) managed by the portfolio managers, John Riddle and Mark Jaeger, for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.” Please confirm that Messrs. Riddle and Jaeger will be the only two portfolio managers identified in the Fund’s prospectus.

Response: The Registrant confirms that Messrs. Riddle and Jaeger are the only portfolio managers identified in the Fund’s prospectus and they are jointly and primarily responsible for the day-to-day management of the Fund.

2.
In the response letter dated December 14, 2016, the response to comment #3 indicated that the Advisor believes that accounts under $100,000 are generally too small to fully implement the strategy, which historically holds approximately 100 securities and that the exclusion of an account which had a market value of less than $100,000 does not materially impact the composite performance. Consider whether the last two sentences added to the footnote to the Average Annual Total Returns Table are appropriate.

Response: As previously noted in the Registrant’s response letter dated December 14, 2016, during certain periods one account with a market value of less than $100,000 (the “Small Account”) was excluded because the Advisor believes that accounts under $100,000 are generally too small to fully implement the strategy. The Registrant has removed the last two sentences from the footnote to the Average Annual Total Returns table because the investment objective, policies, strategies and risks of the Small Account are not substantially similar to the Fund, and the Registrant believes the removal of these sentences does not make the performance information misleading.

3.
In the response letter dated December 13, 2016, the response to comment #14 indicated that the portfolio managers had the same degree of discretion in managing the private accounts as they will have in managing the Fund. Please add this disclosure to the section entitled “Prior Performance for Similar Accounts Managed by the Portfolio Managers.”

Response: The Registrant has added the following sentence to the third paragraph under the “Prior Performance for Similar Accounts Managed by the Portfolio Managers” section:

“Messrs. Riddle and Jaeger had the same degree of discretion in managing the Accounts as they do in managing the Fund.”

4.
The last sentence of the fourth paragraph under the section entitled “Prior Performance for Similar Accounts Managed by the Portfolio Managers” states “[c]omposite internal dispersion is calculated using the asset-weighted standard deviation method of all portfolios that were included in the composite for the entire year.” Consider whether this sentence is necessary given that there is no discussion of dispersion elsewhere in the disclosure.

Response: The Registrant has removed the sentence from the disclosure.

5.
The third, fourth and fifth sentences in the fourth paragraph under the section entitled “Prior Performance for Similar Accounts Managed by the Portfolio Managers” discuss the removal from the composite of certain accounts that have certain levels of cash flow. Please explain why removing such accounts from the composite is appropriate and does not make the performance disclosure misleading.

Response: All accounts included in the composite have target investment allocations to small cap securities of at least 90% of their assets. Any account that has a cash flow of greater than 10% is removed from the composite because the Advisor deemed those accounts to not comply with its small cap investment objective and policies of having at least 90% invested in small cap securities and the Advisor believes the removal of such accounts from the composite does not make the performance information misleading.

6.
The first sentence in the sixth paragraph under the section entitled “Prior Performance for Similar Accounts Managed by the Portfolio Managers” discusses how the net-of-fees performance returns are calculated. Please confirm that the performance information shown is net of all actual fees and expenses and not just management fees and trading fees.

Response: The Registrant has received confirmation from the Advisor that the performance results shown are net of all actual fees and expenses.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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